UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 27, 2010**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

Starting July 27, 2010, R. Wayne Hall, CEO of First Financial Holdings, Inc. and Blaise B. Bettendorf, CFO of First Financial Holdings, Inc. will meet with current and potential analysts and investors at the Keefe, Bruyette & Woods 11th Annual Community Bank Investor Conference. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1. As referenced in the press release dated July 21, 2010, Mr. Hall and Ms. Bettendorf will present at the conference on July 28, 2010 at 2:00 PM (EDT). You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. The presentation will also be available on the Company's website through October 31, 2010.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Presentation of July 27, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: July 27, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	Presentation of July 27, 2010

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

NASDAQ: FFCH

As of June 30, 2010

Forward-looking Statements

The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements. This presentation contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, future performance or business. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which is based only on information actually known to the Company, speak only as of their dates, and if no date is provided, then such statements speak only as of today.

There are a number important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; the accuracy of the results of our internal stress test and the assumptions we used to derive such results; results of examinations of us by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; changes in premiums or claims that adversely affect our insurance segment; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common stock; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; future legislative changes in the TARP Capital Purchase Program and other risks described elsewhere in the Company's reports filed with the Securities and Exchange Commission, including the 2009 Annual Report on Form 10-K for the fiscal year ended September 30, 2009, the Company's quarterly reports on Form 10-Q, other documents and the prospectus supplement filed with the SEC on September 21, 2009.

Corporate Profile

- **Coastal Carolina's "Most Convenient Bank"**
  - $3.3 billion in Total Assets
  - Headquartered in Charleston, SC; 65 banking offices
  - Now offering seven-day a week banking in Charleston, Myrtle Beach and Wilmington

- **Diversified business mix**
  - Non-interest income approximates 37.7% of total revenue [1]
  - 13 insurance offices / 25 brokerage offices
  - Enhanced wealth management platform

- **Strategic April 2009 FDIC-assisted transaction**
  - Cape Fear Bank, Wilmington, NC
  - 8 branches and $306 million in deposits
  - $28.9 million Q3'09 gain and protection against future credit losses

- **Planned Market Expansion**
  - Greenville-Spartanburg and Columbia, SC
  - Raleigh-Durham, NC
  - Savannah, GA
  - Jacksonville, FL

- **Experienced management team**
  - Important new hires


First Financial Holdings, Inc.
North Carolina
South Carolina
Burlington
Rock Hill
Union
Laurens
Winnsboro
Conway
Wilmington
Florence
Columbia
Sunset Beach
Myrtle Beach
Ridgeland
Charleston
Beaufort
Hilton Head Island

First Financial Holdings, Inc.

- Retail Banking Offices (47)
- In-Store Offices (18)
- First Southeast Insurance Services (13)
- Kimbrell Insurance Group (1)
- First Southeast Investor Services (25)

[1] Based on the average for the five fiscal years ending September 30, 2009.
Calculation excludes gains/losses on sales of investments, other than temporary impairment, and gains/losses on disposition of assets

2

Experienced Management Team

- **Named Executive Officer and Director ownership equals 4.7%** [1]

Name	Position	Age	Years of Financial Services Experience	Relevant Experience
R. Wayne Hall	President and Chief Executive Officer	60	34	EVP / CRO at Provident Bank
A. Thomas Hood	President of First Federal	64	38	Joined First Federal in 1975
Blaise B. Bettendorf	Executive Vice President - Chief Financial Officer	47	26	SVP / CFO at Carolina Commerce Bank, and Summit National Bank; Previously Audit Manager with PricewaterhouseCoopers
J. Dale Hall	Executive Vice President - Chief Banking Officer	62	40	SVP / Commercial Market Executive at Bank of America
Joseph W. Amy	Executive Vice President - Chief Credit Officer	60	36	Credit positions at Mellon and Fifth Third Bank
Richard A. Arthur	Executive Vice President - Retail Banking	38	14	SVP at Bank of America
Robert L. Davis	Executive Vice President - Corporate Counsel	57	28	Managing Director and General Counsel at Provident Bankshares Corporation/Provident Bank
Jerry P. Gazes	Executive Vice President - Human Resources	62	36	Joined First Financial/First Federal in 1974
John N. Golding	Executive Vice President - Commercial Banking	42	20	SVP at Wachovia/Wells Fargo
Eartha C. Morris	Executive Vice President - Support Services	53	32	EVP / COO at Congressional Bank EVP / Head of Bank Operations at PNC Bank (formerly Riggs National Bank)
Allison A. Rhyne	Executive Vice President - Insurance Services	57	31	Joined First Financial in 1997
Daniel S. Vroon	Executive Vice President - Wealth Management	42	13	Bank of America

[1] Based on December 16, 2009 Company proxy statement. Ownership includes common stock and options exercisable within 60 days.

Highly Attractive Markets



2009-2014 Projected Household Growth Rate in Number of Households

	Charleston MSA	Wilmington MSA	Myrtle Beach MSA	Georgetown Cty	Florence Cty	Hilton Head [1]	All FFCH Markets [2]	SC	NC
Population	645,729	359,383	264,423	62,931	132,947	157,963	1,623,376	4,524,760	9,370,242
Projected Population Growth	8.31 %	14.66 %	16.22 %	4.08 %	3.04 %	11.64 %	11.00 %	6.10 %	8.13 %
Median Household Income ($) [3]	$51,624	$50,477	$46,996	$45,158	$45,101	$62,527	$51,132	$48,210	$51,418
Projected Median HHI Growth [3]	5.41 %	4.07 %	4.10 %	6.12 %	5.81 %	1.16 %	4.56 %	4.74 %	4.31 %
Total Deposits in Market ($mm)	$9,555	$6,078	$5,570	$1,178	$2,127	$3,547	$28,199	$69,795	$303,455
First Federal Deposits ($mm)	$1,431	$326	$301	$92	$166	$97	$2,413	$2,088	$326
Market Share %	14.98 %	5.36 %	5.41 %	7.84 %	7.81 %	2.73 %	8.61 %	2.99 %	0.11 %
Market Share Rank	2	7	10	5	5	14	4	7	49

Note: FDIC deposit data as of June 30, 2009

[1] Beaufort County, South Carolina

[2] FFCH Banking Markets consist of the 3 North Carolina and 7 South Carolina counties

[3] Weighted average based on FDIC deposit data as of June 30, 2009

Data Source: SNL Financial

4

Market Share

Charleston MSA			Headquarters	Total Assets [1]	June '09		June '08 Market Share	June '09 % of Total Deposits
					Total Deposits	Market Share		
Total Deposit	1	Wells Fargo & Co.	San Francisco, CA	$ 1,284,176	$ 2,155	22.6 %	24.8 %	0.3 %
Market=	2	First Financial Holdings, Inc.	Charleston, SC	3,607	1,431	15.0	13.4	59.3
$9,555	3	Bank of America Corp.	Charlotte, NC	2,254,394	1,268	13.2	13.4	0.1
	4	Synovus Financial Corp.	Columbus, GA	34,350	624	6.5	6.6	2.3
	5	First Citizens Bancorp.	Columbia, SC	7,099	510	5.4	5.7	6.5
	6	Tidelands Bancshares Inc.	Mount Pleasant, SC	824	472	5.0	4.6	80.9
	7	BB&T Corp.	Winston-Salem, NC	152,398	450	4.7	4.9	0.4
	8	Carolina Financial Corporation	Charleston, SC	1,132	390	4.1	4.6	49.7
	9	Southcoast Financial Corp.	Mount Pleasant, SC	520	361	3.7	4.2	100.0
	10	South Financial Group, Inc.	Greenville, SC	12,588	260	2.7	2.5	2.7
		Top 10 Institutions			$ 7,921	82.9 %	84.7 %	

Wilmington MSA			Headquarters	Total Assets [1]	June '09		June '08 Market Share	June '09 % of Total Deposits
					Total Deposits	Market Share		
Total Deposit	1	BB&T Corp.	Winston-Salem, NC	$ 152,398	$ 1,632	26.9 %	26.2 %	1.5 %
Market=	2	Wells Fargo & Co.	San Francisco, CA	1,281,476	818	13.4	14.2	0.1
$6,078	3	First Citizens BancShares Inc.	Raleigh, NC	17,318	613	10.1	10.0	3.7
	4	Bank of America, Corp.	Charlotte, NC	2,254,394	606	10.0	10.2	0.1
	5	First Bancorp	Troy, NC	3,518	458	7.5	7.4	15.9
	6	RBC Bancorporation	Raleigh, NC	29,938	412	6.8	5.9	2.2
	7	First Financial Holdings, Inc.	Charleston, SC	3,607	326	5.4	7.5	13.5
	8	Security Savings Bank SSB	Southport, NC	422	244	4.0	4.2	82.6
	9	SunTrust Banks Inc.	Atlanta, GA	176,735	208	3.4	3.0	0.2
	10	NewBridge Bancorp	Greensboro, NC	2,065	133	2.2	2.6	8.0
		Top 10 Institutions			$ 5,450	89.7 %	91.2 %	

Note: Dollars in millions
[1] Financial information as of June 30, 2009
Data Source: SNL Financial

5

Recent Economic Developments

- **Boeing Co. is building its second Dreamliner assembly line in North Charleston. With this announcement, South Carolina has landed one of the biggest economic development deals in recent history. Boeing will invest at least $750 million and create 3,800 direct full-time positions over seven years and it is expected that Boeing suppliers will also add additional jobs to the market.**

- **Boeing announced a planned expansion of its S.C. operations, unveiling plans for a new interior fabrication and assembly facility. Boeing Fabrication Interiors South Carolina will service the plane maker's new Dreamliner plant, enabling the company to more nimbly put the finishing touches on its new products. About 150 new jobs will be created, including positions for mechanics, major equipment operators, engineers, supply chain logistics personnel, project managers and management, among others.**

- **Historically, about 70% of Boeing's revenue from its commercial airplanes division is from customers outside the United States. This means many of their international clients will be coming to Charleston, providing a boost to the local hospitality industry.**

- **A new wind turbine drivetrain testing facility will be constructed at Clemson University Restoration Institute (CURI) Wind Energy R&D Center. The project has received a $45 million grant from the U.S. Department of Energy. That money will be combined with $53 million in matching funding and in-kind work and donations for the construction and operation of the testing facility. According to the U.S. Department of Energy, the development of wind energy could create as many as 20,000 jobs for the Palmetto State.**

- **Southwest Airlines announced that it intends to fly out of Charleston International Airport in 2011. They have been studying opportunities within South Carolina for some time, saying these markets are attractive business and leisure destinations for existing customers and entry points for new customers.**

- **SCRA, a global leader in applied research recently announced that Inverson Genetic Diagnostics, Inc. is the fifth and latest tenant to move into the SCRA MUSC Innovation Center. The SCRA MUSC Charleston Innovation Center attracts and supports start-up companies with wet lab and equipment space, primarily in concert with entrepreneurs commercializing MUSC research.**

6

Loan Portfolio and Credit Quality

Loan Composition – June 30, 2010



Loan Composition

	Non-Covered	Covered[1]	Total	% of Portfolio
Real Estate - Residential	$ 970	$ 27	$ 997	38.5%
Real Estate - Construction	18	2	20	0.8%
Commercial Real Estate	355	85	440	17.0%
Commercial Construction	23	7	30	1.2%
Commercial Business	80	6	86	3.3%
Land	177	46	223	8.6%
Total Consumer	761	34	795	30.6%
Home Equity	367	31	398	15.3%
Manufactured Housing	265	--	265	10.2%
Marine	69	--	69	2.7%
Credit Cards	18	--	18	0.7%
Other	42	3	45	1.7%
Total Loans	$ 2,384	$ 207	$ 2,591	100.0%

Legend:
- Real Estate - Residential
- Real Estate - Construction
- Commercial Real Estate
- Commercial Construction
- Commercial Business
- Land
- Total Consumer

Note: Dollars in millions
[1] Covered loans represent those acquired in the Cape Fear Bank FDIC-assisted transaction that are subject to a loss-sharing agreement with the FDIC

Loan Composition – June 30, 2010

	Real Estate - Residential	Real Estate - Construction	Commercial Real Estate	Commercial Construction	Commercial Business	Land - Residential	Land - Commercial
Outstanding Balance	$ 997,345	$ 20,017	$ 439,646	$ 29,893	$ 86,423	$ 95,818	$ 126,746
Average Loan Amount	146	194	379	934	51	156	239
Weighted Average LTV [1]	69.4 %	73.0 %	56.7 %	62.6 %	30.0 %	73.2 %	72.5 %
LTV Distribution: [1]							
>=91%	14 %	2 %	2 %	--	11 %	7 %	5 %
80% to 90%	28	36	20	19	9	43	34
51% to 79%	36	55	41	63	10	35	43
=<50%	22	7	37	18	70	15	18
Fixed Rate	56 %	59 %	86 %	69 %	44 %	93 %	78 %
Variable Rate	44	41	14	31	56	7	22

	Consumer						
	Home Equity	Manufactured Housing	Marine	Other	Total Consumer Before Credit Cards	Credit Cards	Total Consumer
Outstanding Balance	$ 398,366	$ 264,652	$ 68,666	$ 45,178	$ 776,862	$ 18,069	$ 794,931
Average Loan Amount	59	39	16	5	28	--	--
Weighted Average LTV [1]	58.1 %	85.3 %	76.9 %	16.4 %	36.0 %	--	--
LTV Distribution: [1]							
>=91%	1 %	40 %	29 %	5 %	16 %	--	--
80% to 90%	34	38	40	8	27	--	--
51% to 79%	26	17	17	6	15	--	--
=<50%	39	5	14	81	42	--	--
Fixed Rate	--	100 %	100 %	37 %	53 %	--	--
Variable Rate	100	--	--	63	47	100	--

Note: Dollars in thousands
[1] LTVs at time of origination

9

Loan Geographic Distribution – June 30, 2010



Residential Real Estate
Commercial Real Estate
Land
Home Equity
Real Estate Construction
Commercial Construction
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Charleston
Florence
Grand Strand
Hilton Head
Wilmington, NC
Other

	Portfolio Balance											
	Real Estate-Residential	%	Commercial Real Estate	%	Land	%	Home Equity	%	Real Estate Construction	%	Commercial Construction	%
Charleston	$ 598,159	60.0 %	$ 214,074	48.7 %	$ 103,622	46.6 %	$ 222,615	55.9 %	$ 10,868	54.3 %	$ 16,553	55.5 %
Florence	42,698	4.3 %	19,478	4.5 %	7,380	3.3 %	18,192	4.6 %	76	0.4 %	681	2.3 %
Grand Strand	137,673	13.8 %	62,997	14.3 %	36,016	16.2 %	63,647	16.0 %	2,441	12.2 %	3,023	10.1 %
Hilton Head	81,680	8.2 %	28,649	6.5 %	16,679	7.5 %	46,659	11.7 %	2,112	10.6 %	762	2.5 %
Wilmington, NC	53,155	5.3 %	96,899	22.0 %	49,865	22.4 %	39,219	9.8 %	3,391	16.9 %	6,051	20.2 %
Other	83,980	8.4 %	17,549	4.0 %	9,002	4.0 %	8,034	2.0 %	1,129	5.6 %	2,823	9.4 %
Total	$ 997,345	100.0 %	$ 439,646	100.0 %	$ 222,564	100.0 %	$ 398,366	100.0 %	$ 20,017	100.0 %	$ 29,893	100.0 %

Note: Dollars in thousands

Credit Administration

- **Credit policies revised in June 2009 to implement more stringent underwriting guidelines**

- **Chief Credit Officer started September 1, 2009**
  - Separation of Chief Credit and Chief Lending Officer positions

- **Established standalone Credit Risk Management department in September 2009**
  - Central portfolio credit risk reporting; portfolio concentration management

- **Strengthened Special Assets department in November 2009**

- **Thorough internal loan review driven by Chief Credit Officer**
  - Initially focused on higher-risk loan categories
  - Analyzed all commercial loans in excess of $1.0 million
  - Total commercial penetration of approximately 62% (commercial real estate = 56%; commercial construction = 84%; land / A&D = 93%)
  - Evaluating home equity lines → updating individual property values and borrower credit rating

- **Quarterly independent loan review by nationally recognized firm**
  - Initial report delivered on September 25, 2009, resulting in an increase in loan loss provisions
  - Targeted annual penetration of approximately 60%
  - Engaged for FY 2011

Credit Trends

	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10
Delinquent Loans [1]	$ 33.4	$ 35.4	$ 43.0	$ 40.5	$ 25.6
% of Total Gross Loans	1.40 %	1.33 %	1.63 %	1.55 %	0.99 %
Non-Performing Loans [2]	$ 66.5	$ 80.6	$ 108.8	$ 135.8	$ 132.2
% of Total Gross Loans	2.49 %	3.03 %	4.12 %	5.20 %	5.10 %
OREO	$ 12.9	$ 22.0	$ 20.9	$ 12.0	$ 12.6
Total Non-Performing Assets	$ 79.4	$ 102.6	$ 129.7	$ 147.8	$ 144.8
NPAs / Assets	2.20 %	2.92 %	3.73 %	4.37 %	4.35 %
Classified Assets / Tier 1 Capital (Thrift)	55.20 %	68.79 %	83.64 %	81.05 %	85.20 %
Texas Ratio (Thrift) [3]	35.47	40.65	50.84	54.31	45.76
Excluding Covered Assets [4]					
Total Non-Performing Assets	$ 72.4	$ 95.1	$ 118.8	$ 134.8	$ 131.3
NPAs / Assets	2.01 %	2.71 %	3.42 %	3.99 %	3.95 %
Classified Assets / Tier 1 Capital (Thrift)	55.20 %	67.75 %	78.11 %	75.33 %	75.96 %
Texas Ratio (Thrift) [3]	33.00	37.94	46.00	49.66	41.35

Note: Dollars in millions
(1) Excludes loans past due 90+ days and still accruing interest
(2) Includes loans past due 90+ days and still accruing interest
(3) Texas Ratio defined as loans 30-89 days past due + Nonperforming Assets / Tangible Common Equity + ALLL
(4) Covered assets represent those acquired in the Cape Fear Bank FDIC-assisted transaction that are subject to a loss-sharing agreement
Data Source: SNL Financial; Company documents

12

Credit Quality – June 30, 2010

	Total Portfolio	Total Delinquent [1]	Total NPLs [2]	NPLs as a % of Category Gross Loans [2]	ALLL	ALLL as a % of Category Gross Loans	ALLL / NPLs [2]	YTD NCOs	YTD NCOs / Avg Loans
Real Estate - Residential	$ 997,345	$ 8,622	$ 29,019	2.91 %	$ 14,211	1.42 %	48.97 %	$ 10,949	1.50 %
Real Estate - Construction	20,017	--	2,256	11.27	982	4.91	43.53	2,810	12.08
Commercial Real Estate	439,646	4,158	23,917	5.44	17,227	3.92	72.03	10,460	3.21
Commercial Construction	29,893	--	3,481	11.64	1,154	3.86	33.15	2,216	6.19
Commercial Business	86,423	1,543	3,706	4.29	6,759	7.82	182.38	3,660	5.49
Land	222,564	2,049	57,807	25.97	23,930	10.75	41.40	42,122	21.15
Consumer									
Home Equity	398,366	5,320	8,531	2.14	12,795	3.21	149.98	10,894	3.64
Manufactured Housing	264,652	2,992	3,189	1.20	4,133	1.56	129.60	2,333	1.23
Marine	68,666	425	136	0.20	2,884	4.20	2,120.59	1,634	3.01
Credit Cards	18,069	306	170	0.94	1,233	6.82	725.29	706	5.27
Other	45,178	221	16	0.04	1,637	3.62	10,231.25	1,359	3.76
Total	$ 2,590,819	$ 25,636	$ 132,228	5.10 %	$ 86,945	3.36 %	65.75 %	$ 89,143	4.51 %

Note: Dollars in thousands

[1] Excludes 90+ past due and still accruing interest

[2] Cape Fear covered loans represent $9.4 million of the NPLs. Excluding this balance FFCH's total NPLs/Gross Loans and ALLL/ NPLs would have equaled 4.8% and 70.5% respectively, as of June 30, 2010; includes loans 90+ days past due and still accruing interest.

13

Credit Quality – Peer Comparison

NPAs / Assets	NCOs / Average Loans





FFCH   Peer Median [2]

[1] Peer data not available as of July 20, 2010 for the period ended June 30, 2010
[2] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
Data Source: SNL Financial

14

Total Delinquencies [1]



Note: Dollars in thousands
[1] Loans past due 30-89 days.

15

Non-Performing Assets



Note: Dollars in millions
(1) Includes loans past due 90+ days and still accruing interest

16

Net Charge – Offs



Note: Dollars in thousands

17

Nonaccrual Loans - Geographic Distribution
June 30, 2010



Deposits and Investments

Deposit Mix – June 30, 2010

Deposit Mix



- Non-interest Bearing
- Interest Bearing
- Savings
- Money Market
- Customer CDs
- Brokered - CDARs
- Brokered - Others

	Balance	Weighted Average Rate at 6/30/10
Non-interest Bearing	$ 207,196	--
Interest Bearing	385,738	0.51 %
Savings	163,468	0.45
Money Market	346,535	0.82
Customer CDs	977,493	2.32
CDARs	135,306	0.83
Brokered - Others	232,059	1.57
Brokered	367,365	1.35
Total Deposits	$ 2,447,795	1.34 %

- **Strong core deposit growth**

- **Utilize Brokered CD market when cost-efficient**

- **Liquid loan portfolio provides borrowing capacity**

Note: Dollars in thousands

20

Deposit Trends



Note: Dollars in millions

21

Core Deposit Initiatives

- **Coastal Carolina's "Most Convenient Bank"**
  - Seven-day a week banking
  - Extended banking hours
  - Member of nationwide surcharge-free ATM network

- **Innovative deposit products and services**
  - Moolah Checking
  - In-school banking programs
  - Dollars4Debits™

- **Multiple distribution channels**
  - 18 in-store financial centers
    - Approximately 51% of all new checking account openings
    - In-store average annual checking account growth of 24% [1]
  - Internet banking capabilities
  - Mobile banking

- **Deposit-linked compensation**
  - All customer-relationship employees company wide

[1] Average annual growth from September 2004—September 2009

Investment Portfolio – June 30, 2010

- **51.4% fixed / 48.6% variable**

- **Tax equivalent yield: 4.93%**

- **Weighted average life to call/repricing: 1.97 years; Modified duration: 1.95 years**

	Amortized Cost	Fair Value	OCI	OTTI	AAA	AA	A	BBB	Below Investment Grade[1]
Private Label / CMO	$ 290.3	$ 302.3	$ 7.3	($1.1)	$ 192.6	$ 13.7	$ 22.8	$ 34.9	$ 38.3
100% Bank Trust Preferred CDO	8.0	4.0	(2.4)	(4.9)	-	-	-	-	4.0
Corporate debt and other investments	6.6	7.2	0.4	(1.1)	-	-	1.0	1.6	4.6
Agency MBS	88.0	91.6	2.2	-	-	-	-	-	-
Agency CMO	6.6	6.8	0.1	-	-	-	-	-	-
Treasury / Agency	2.1	2.1	-	-	-	-	-	-	-
Municipals[2]	22.1	23.9	-	-	4.1	11.0	6.8	-	2.0
Total[3]	$ 423.7	$ 437.9	$ 7.6	($7.1)	$ 196.7	$ 24.7	$ 30.6	$ 36.5	$ 48.9

- **Private label / CMO**
  - 2003-2005 vintages. All but 3 securities are in super senior or senior tranches (3 are in mezzanine)

- **Bank trust preferred CDOs**
  - ≤$1 Million; all are in mezzanine tranche

Note: Dollars in millions
[1] Below Investment grade or not rated
[2] Credit rating balances based on fair value, not book
[3] Excludes FHLB stock

23

Financial Results

Pre-Tax, Pre-Provision Earnings



Note: Dollars in thousands, except per share data
[1] Excludes extraordinary gain on acquisition of $28.9 million

Net Interest Margin



[1] Peer data not available for the quarter ended June 30, 2010 as of July 20, 2010
[2] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
Data Source: SNL Financial

Core Non-Interest Income[1]

- **5 year FY Average: Core Non-interest income / total revenue = 37.7% [2]**



Note: Dollars in thousands

[1] Excludes gains/losses on sales of investments, OTTI, and gains/losses on disposition of assets

[2] Based on the average for the five fiscal years ending September 30, 2009.

[3] American Pensions, Inc. acquisition, July 1, 2009

Insurance Operations

- **Continued focus on acquiring successful Southeastern insurance agencies**
- **Ranked 2nd nationally for contribution of insurance operations to total net income [(1)]**
- **Major carriers represented: Allstate, Cincinnati, Hartford, Selective, Travelers**
- **44% P&C – Commercial; 40% P&C – Personal; 16% Life & Health [(2)]**
- **Expansion opportunities with excess and surplus lines through all Allstate's Northlight program**



Insurance Rev./ Core Non-Int. Inc.[(3)]	41.8 %	40.3 %	42.5 %	44.5 %	40.4 %

Note: Dollars in thousands

[(1)] Bank Insurance and Securities Association, December 2009

[(2)] Based on insurance commissions for the rolling twelve month period ending June 30, 2010

[(3)] Calculation excludes OTTI, gains/losses on sales of investments and gains/losses on disposition of assets

Wealth Management Platform

- **Deliver Banking, Brokerage, Insurance, Trust and 401K services**

- **Mass / Select affluent ($100,000 - $2 million of investable assets) - target market aligning delivery capabilities with market demographics**

- **Planned future enhancement of capabilities to capture additional opportunities in the Select Affluent space (above $2 million)**

- **Client-centric advisory-driven sales model – team approach**

- **Concierge level service leveraging the historic legacy and reputation of the First Federal brand**

Efficiency Ratio



Efficiency Ratio					
FFCH Consolidated	67.2 %	64.3 %	59.6 %	59.3 %	62.0 %
Peer Median [1]	64.3	66.7	70.9	72.2	71.80 [2]

Note: Financial information based on respective companies' fiscal year-end dates

[1] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion

[2] Based on data for the quarter ended June 30, 2010 as of July 20, 2010

Data Source: SNL Financial

30

Investment Highlights

- **Experienced management team**

- **Diversified income stream and balance sheet**

- **Long-term attractive banking markets**

- **Attractive expansion opportunities in banking and insurance businesses**

- **Core deposit growth**

- **Effective management of interest-rate risk**

- **Opportunities in C&I lending and wealth management**

Appendix

Consumer Lending

Home Equity Loans

- Average LTV is 73% which includes our second position equity lines along with another lender's first position [1]

- 100% variable rate (prime-based)

- Average line amount = $81,145

- Average home value = $330,198 [1]

- Delinquent and nonaccrual loans to category gross loan balance = 3.48%

Manufactured Housing

- 100% fixed rate

- Average loan balance = $38,771

- Average rate = 9.19%

- Delinquent and nonaccrual loans to category gross loan balance = 2.34%

- State of Origin:

SC	59 %
FL	16
NC	12
GA	7
Other	6

	Net Charge-Offs / Average Loans				
	FY 2007	FY 2008	FY 2009	YTD-09	YTD-10
Home Equity	0.04 %	0.34 %	1.17 %	1.04 %	3.64 %
Manufactured Housing	0.98 %	0.93 %	1.10 %	0.99 %	1.23 %

[1] Measured at the time of origination

33

Credit Quality – Recent Trends

	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10
Delinquent + Nonaccrual					
Real Estate - Residential					
$	$ 34,520	$ 33,423	$ 38,485	$ 39,945	$ 37,642
%	3.71 %	3.52 %	3.98 %	4.10 %	3.77 %
Real Estate - Construction					
$	$ 7,785	$ 5,110	$ 4,988	$ 4,209	$ 2,257
%	13.71 %	12.42 %	15.21 %	13.32 %	11.27 %
Commercial Real Estate					
$	$ 6,076	$ 11,044	$ 25,794	$ 31,033	$ 28,075
%	1.77 %	2.54 %	5.90 %	7.15 %	6.39 %
Commercial Construction					
$	$ 2,265	$ 2,284	--	$ 4,773	$ 3,481
%	4.77 %	4.29 %	--	10.80 %	11.65 %
Commercial Business					
$	$ 1,922	$ 1,264	$ 6,093	$ 7,039	$ 5,249
%	0.98 %	1.31 %	6.87 %	8.18 %	6.07 %
Land					
$	$ 29,946	$ 47,680	$ 53,788	$ 65,986	$ 59,856
%	9.76 %	15.89 %	19.28 %	26.30 %	26.89 %
Home Equity					
$	$ 9,748	$ 7,697	$ 12,717	$ 14,558	$ 13,851
%	2.47 %	1.95 %	3.17 %	3.63 %	3.48 %
Manufactured Housing					
$	$ 5,200	$ 5,411	$ 6,412	$ 6,706	$ 6,181
%	2.18 %	2.22 %	2.56 %	2.62 %	2.34 %
Marine					
$	$ 1,161	$ 954	$ 2,000	$ 1,147	$ 560
%	1.49 %	1.16 %	2.71 %	1.62 %	0.82 %
Credit Cards					
$	$ 377	$ 224	$ 239	$ 381	$ 476
%	2.22 %	1.28 %	1.29 %	2.14 %	2.64 %
Other					
$	$ 829	$ 874	$ 1,225	$ 460	$ 236
%	1.47 %	1.75 %	2.50 %	1.01 %	0.52 %
Total	$ 99,829	$ 115,965	$ 151,741	$ 176,237	$ 157,864

Note: Dollars in thousands
    Percent to category gross loans

Credit Quality – Recent Trends

Net Charge-offs / Loans [1]	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10
Real Estate - Residential					
$	$ 231	$ 943	$ 1,328	$ 3,821	$ 5,801
%	0.10 %	0.40 %	0.55 %	1.55 %	2.35 %
Real Estate - Construction					
$	$ 2,010	$ 569	$ 807	$ 1,096	$ 907
%	12.76 %	4.91 %	8.69 %	13.98 %	15.01 %
Commercial Real Estate					
$	$ 35	$ 166	$ 1,022	$ 7,131	$ 2,307
%	0.04 %	0.16 %	0.94 %	6.57 %	2.13 %
Commercial Construction					
$	--	--	$ 953	--	$ 1,264
%	--	--	7.05 %	--	12.62 %
Commercial Business					
$	$ 946	$ 654	$ 652	$ 1,027	$ 1,980
%	2.77 %	2.03 %	2.90 %	4.69 %	9.13 %
Land					
$	$ 3,595	$ 1,501	$ 10,656	$ 18,313	$ 13,153
%	4.59 %	1.97 %	14.82 %	27.90 %	22.00 %
Home Equity					
$	$ 1,154	$ 1,549	$ 2,619	$ 3,309	$ 4,966
%	1.18 %	1.57 %	2.63 %	3.30 %	4.96 %
Manufactured Housing					
$	$ 717	$ 866	$ 745	$ 638	$ 950
%	1.03 %	1.43 %	1.20 %	1.01 %	1.46 %
Marine					
$	$ 383	$ 377	$ 612	$ 621	$ 401
%	1.97 %	1.95 %	3.27 %	3.44 %	2.30 %
Credit Cards					
$	$ 214	$ 228	$ 254	$ 264	$ 187
%	5.14 %	5.28 %	5.75 %	5.82 %	4.19 %
Other					
$	$ 205	$ 454	$ 618	$ 498	$ 243
%	2.31 %	3.33 %	4.89 %	4.19 %	2.15 %
Total	$ 9,490	$ 7,307	$ 20,266	$ 36,718	$ 32,159

Note: Dollars in thousands
[1] NCOs / Average Gross Loans percentages calculated on an annualized basis

FIRST FINANCIAL HOLDINGS, INC.



FIRST SOUTHEAST	FIRST SOUTHEAST	The KIMBRELL
Investor Services, Inc.	Insurance Services, Inc.	Company, Inc.

JOHNSON

Insurance Associates, Inc./
Benefit Administrators, Inc.

SOMERS-PARDUE

Insurance Services

KINGHORN

Insurance Services, Inc.

ATLANTIC

Acceptance Corp.

AMERICAN

Pensions, Inc.